SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13E-3

(Amendment No. 4)

(Final Amendment)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

MESTEK, INC.

(Name of the Issuer)

MESTEK, INC.

John E. Reed

Stewart B. Reed

(Name of Person(s) Filing Statement)

COMMON STOCK - NO PAR VALUE

(Title of Class of Securities)

590829107

___________________________________________

(CUSIP Number of Class of Securities)

J. Nicholas Filler 260 North Elm Street Westfield, Massachusetts 01085 (413) 568-9571
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
WITH COPIES TO:
Michael L. Pflaum, Esq. Jonathan A. Ain, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200	Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210-2600 (617) 832-1000

This statement is filed in connection with (check the appropriate box):

a.	[ X	]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[	]	The filing of a registration statement under the Securities Act of 1933.
c.	[	]	A tender offer.
d.	[	]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

CALCULATION OF FILING FEE

Transaction value*	Amount of filing fee

$9,633,585	$1,030.79

*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 632,125 shares of common stock for $15.24 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse/forward stock split. The amount of the filing fee was determined by multiplying the Transaction Valuation by $107.00 per million.

☒

Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$1,030.79
Form or registration no.:	Schedule 13e-3
Filing party:	Mestek, Inc.
Dates filed:	May 31, 2006

This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) initially filed on May 31, 2006, as amended by Amendment No. 1 filed July 3, 2006, Amendment No. 2 filed July 18, 2006 and Amendment No. 3 filed July 26, 2006, by Mestek, Inc., a Pennsylvania corporation (“Mestek”), in connection with a proposed going private transaction. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the 1-for-2,000 reverse stock split immediately followed by a 2,000-for-1 forward stock split of Mestek’s common stock (the “Reverse/Forward Stock Split”).

At the annual meeting of shareholders held August 29, 2006, shareholders approved amendments to the Company’s Articles of Incorporation resulting in the Reverse/Forward Stock Split. Following the shareholder meeting, Mestek filed Articles of Amendment to its Articles of Incorporation with the Secretary of State of Pennsylvania to effect the Reverse/Forward Stock Split on August 29, 2006. The reverse stock split became effective at 4:30 p.m. EST and the forward stock split became effective at 5:00 p.m. EST on August 29, 2006. After the effectiveness of the Reverse/Forward Stock Split, shareholders holding fewer than 2,000 shares of common stock immediately prior to the reverse stock split solely have the right to receive a cash payment equal to $15.24 per share. Shareholders holding 2,000 or more shares of common stock immediately prior to the reverse stock split participated in the forward split and therefore continued to hold the same number of shares immediately after the Reverse/Forward Stock Split as they did immediate before the Reverse/Forward Stock Split. The Reverse/Forward Stock Split has reduced the number of Mestek shareholders of record to less than 300. Mestek will be filing a Form 15 with the Securities and Exchange Commission to terminate the registration of its common stock and its reporting obligations under the Securities Exchange Act of 1934.

A copy of the press release issued by Mestek on August 29, 2006 announcing the results of the annual meeting of shareholders held August 29, 2006 was filed under cover of a Form 8-K on August 30, 2006 and is incorporated herein by reference.

ITEM 16.	MATERIAL TO BE FILED AS EXHIBITS.

Item 16 of the Schedule 13E-3 is amended by adding the following:

Exhibits

(a)           (4) Press Release of Mestek, dated August 29, 2006 (incorporated by reference to Exhibit 99.1 to Mestek’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 20, 2006).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and completed.

Dated: September 11, 2006	MESTEK, INC. By: /s/ J. Nicholas Filler Name: J. Nicholas Filler Title: Senior Vice President-Corporate and Legal Affairs